GTS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	48,434,353
Securities owned, at fair value		6,730,415,842
Receivable from brokers		580,645,308
Memberships in exchanges owned, at adjusted cost		1,262,300
Intangible assets		3,250,052
Goodwill		5,699,116
Other assets		10,485,696
TOTAL ASSETS	$	7,380,192,667

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	45,449,537
Securities sold, but not yet purchased, at fair value		7,112,201,138
TOTAL LIABILITIES		7,157,650,675
MEMBER'S EQUITY		222,541,992
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,380,192,667

The accompanying notes are an integral part of this financial statement.